UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Six Months Ended June 30, 2018, included as Exhibit 99.1 of this Form 6-K and the Condensed Consolidated Interim Financial Statements as of and for the Three and Six Months Ended June 30, 2018, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-31880), furnished to the Commission on July 25, 2018, are incorporated by reference into each of the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300, respectively), the Registration Statement on Form F-3D (Commission File No. 333-217016) and the Registration Statement on Form F-10 (Commission File No. 333-224029) of the Registrant, Yamana Gold Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date:	July 25, 2018	By:	"Jason LeBlanc"
Jason LeBlanc
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits
Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Six Months Ended June 30, 2018

99.2	Condensed Consolidated Interim Financial Statements as of and for the Three and Six Months Ended June 30, 2018